Exhibit (a)(9)

CONTACT:    Linda J. Wachner                    Lawrence A. Rand
            212-370-8204                        Wendi Kopsick
                                                Adam Weiner
            William S. Finkelstein              Kekst & Company
            212-370-8287                        212-521-4800


                                                      FOR IMMEDIATE RELEASE


           WARNACO GROUP COMPLETES AUTHENTIC FITNESS ACQUISITION


      NEW YORK, NY, DECEMBER 16, 1999- The Warnaco Group, Inc. (NYSE: WAC) announced today that it has completed its acquisition of Authentic Fitness Corporation by merging a wholly owned subsidiary of Warnaco with Authentic Fitness. As a result of the merger, Authentic Fitness has become a wholly owned Warnaco subsidiary. Earlier today, Warnaco announced that its subsidiary had acquired approximately 96.95% of the Authentic Fitness shares pursuant to a tender offer at $20.80 per Authentic Fitness share that expired yesterday at midnight.

      As a result of the merger, any Authentic Fitness shares (other than shares held by persons exercising dissenters rights) not accepted for payment in connection with the tender offer will be converted into the right to receive $20.80 per share in cash, upon presentation to The Bank of New York of appropriate documentation. Within the next few days, The Bank of New York will mail to non-tendering stockholders materials to be used to exchange Authentic Fitness stock certificates for such payment.

      Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call toll free) or (800) 322-2885, or to J.P.
Morgan & Co., the Dealer Manager for the offer, at (877) 576-0605 (call toll free).

      Authentic Fitness is the Los Angeles based manufacturer and seller of Speedo(R) wearing apparel, swimwear and accessories, and owns and operates Speedo(R) Authentic Fitness(R) stores in the United States and Canada. Authentic Fitness also markets directly and through its licensees swimwear, apparel and accessories under the Anne Cole(R), Catalina(R), Cole of California(R), Sunset Beach(R), Oscar de La Renta(R), Ralph Lauren(R), Polo Sport(R), and other brand names.

      The Warnaco Group Inc. headquartered in New York, is a leading manufacturer of intimate apparel, menswear, jeanswear and accessories sold under such brands as Warner's(R), Olga(R), Van Raalte(R), Lejaby(R), Weight Watchers(R), Bodyslimmers(R), IZKA(R), Chaps by Ralph Lauren(R), Calvin Klein(R), men's and women's underwear, men's accessories, and men's, women's, junior women's and children's jeans and A.B.S. by Allen B. Schwartz(R) sportswear, and Penhaligon's(R) fragrances.